                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Friction Products Co. Profit Sharing Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114
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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Friction Products Co. Profit Sharing Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002 with Report of Independent Auditors

                    Friction Products Co. Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and

                          Year Ended December 31, 2002

                                TABLE OF CONTENTS



Report of Independent Auditors .........................................       1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................       2
Statement of Changes in Net Assets Available for Benefits...............       3
Notes to Financial Statements...........................................       4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........       8

                         Report of Independent Auditors


Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Friction Products Co. Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

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                    Friction Products Co. Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                                   2002               2001
                                                 ----------        ----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                      $2,406,300        $2,900,297
   Hawk Corporation common stock                     43,083            15,159
Guaranteed Income Fund, at contract value         2,667,121         2,643,266
                                                 ----------        ----------

 NET ASSETS AVAILABLE FOR BENEFITS               $5,116,504        $5,558,722
                                                 ==========        ==========


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002



Additions:
   Interest income                                                                    $   113,687
   Contributions:
     Employee                                                                             408,351
     Employee Rollovers                                                                    17,137
                                                                                      -----------
                                                                                          425,488
                                                                                      -----------
Total additions                                                                           539,175

Deductions:
   Benefit payments                                                                       392,861
   Fees and expenses                                                                          234
                                                                                      -----------
Total deductions                                                                          393,095

Net realized and unrealized depreciation
   in fair value of investments                                                          (807,188)

Net transfers from the S.K. Wellman Retirement Savings and Profit Sharing Plan
                                                                                          218,890
                                                                                      -----------

Net decrease                                                                             (442,218)

Net assets available for benefits at beginning of year                                  5,558,722
                                                                                      -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                      $ 5,116,504
                                                                                      ===========



See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



A.       DESCRIPTION OF THE PLAN

The following description of the Friction Products Co. Profit Sharing Plan (the
Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established August 1, 1981 as a defined contribution plan covering all non-union employees of Friction Products Co. and Logan Metal Stampings, Inc. (the Company and Plan Sponsor) who have completed thirty days of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions, if any, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                    Friction Products Co. Profit Sharing Plan

A.       DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and Plan Sponsor discretionary contributions. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants based on the amounts in the respective participants' accounts. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

TRANSFERS

Net transfers from the S.K. Wellman Retirement Savings and Profit Sharing Plan represent account balances of participants who had a change in employment status between the Company and S.K. Wellman Corporation, another Hawk Corporation subsidiary.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

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                    Friction Products Co. Profit Sharing Plan

                    Notes to Financial Statements--Continued



B.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value, as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.     INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                            Net Realized
                                           and Unrealized
                                            Depreciation
                                           in Fair Value
                                           of Investments
                                           --------------
Pooled separate accounts                     $  779,218
Hawk Corporation common stock                    27,970
                                             ----------
                                             $  807,188
                                             ==========

                    Friction Products Co. Profit Sharing Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                DECEMBER 31
                                          2002              2001
                                       ----------        ----------
Guaranteed Income Fund                 $2,667,121        $2,643,266
S&P 500 Index Fund                        574,983           703,338
White Oak Growth Stock Fund               374,558           636,262
Janus Fund                                273,816           352,281
Mid Cap Growth/Artisan Partners           273,751           371,635
Janus Worldwide Fund                      267,467           299,562


D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination all participant accounts will be distributed based upon the value of the participant's account on the termination date.

E.       INCOME TAX STATUS

The plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code ("the Code"), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    Friction Products Co. Profit Sharing Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2002


           Identity of Issue, Borrower,                          Current
Lessor, or Similar Party/Description of Investment                Value
---------------------------------------------------------       ----------
*Connecticut General Life Insurance
    Company--Group Annuity Contract:
  Guaranteed Income Fund                                        $2,667,121
  S&P 500 Index Fund                                               574,983
  CIGNA Lifetime 20 Fund                                            39,723
  CIGNA Lifetime 30 Fund                                            57,776
  CIGNA Lifetime 40 Fund                                            87,674
  CIGNA Lifetime 50 Fund                                             4,331
  CIGNA Lifetime 60 Fund                                            44,766
  Janus Worldwide Fund                                             267,467
  Janus Fund                                                       273,816
  White Oak Growth Stock Fund                                      374,558
  Hawk Corporation common stock                                     43,083
  Large Cap Value/John A. Levin & Co. Fund                          36,942
  Mid Cap Value/Wellington Management                               96,371
  Mid Cap Growth/Artisan Partners                                  273,751
  Small Cap Value/Berger Fund                                      113,372
  Small Cap Growth/TimesSquare Fund                                  3,546
  State Street Global Advisors Intermediate Bond Account           157,224
                                                                ----------
                                                                $5,116,504
                                                                ==========

* Indicates a party-in-interest to the Plan.

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                               INDEX TO EXHIBITS

23*    Consent of Ernst & Young LLP
99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Friction Products Co. Profit Sharing Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator